JOHN HANCOCK FUNDS III

John Hancock Rainier Growth Fund

AMENDMENT TO SUB-ADVISORY AGREEMENT

AMENDMENT made as of this 5th of June 2012 to the Sub-Advisory Agreement dated December 20, 2008 (the “Agreement”), between John Hancock Investment Management Services, LLC, a Delaware limited liability company (the “Adviser”), and Rainier Investment Management Inc., a Washington corporation (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. CHANGE IN APPENDIX A

Appendix A of the Agreement, which relates to Section 3 of the Agreement, “Compensation of Subadviser,” is hereby amended and restated as shown in Appendix A hereto.

2. EFFECTIVE DATE

This Amendment shall become effective as June 1, 2012.

3. DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4. OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT
SERVICES, LLC

By:	/s/ Keith F. Hartstein
Keith F. Hartstein
President and Chief Executive Officer

RAINIER INVESTMENT MANAGEMENT, INC.

By:	/s/ James M. Ridgeway
Name: James M. Ridgeway
Title: President

2

APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

Portfolio	First $3 billion of	Between $3 billion and	Excess Over $6
	Aggregate Net Assets*	$6 billion of Aggregate	billion of Aggregate
		Net Assets*	Net Assets*

John Hancock Rainier
Growth Fund

*The term Aggregate Net Assets includes the net assets of a Portfolio of the Trust. It also includes with respect to each Portfolio the net assets of one or more other portfolios as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s). For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

Trust Portfolio(s)		Other Portfolio(s)
John Hancock Rainier Growth Trust	--	Growth Equity Trust, a series of John Hancock
Variable Insurance Trust

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

A-1